UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SPECTRUM BRANDS HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-4219	74-1339132
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3001 Deming Way
Middleton, Wisconsin 53562
(Address of principal executive offices)

(608) 275-3340
(Registrant’s telephone number, including area code)

Ehsan Zargar
Executive Vice President
General Counsel and Corporate Secretary
(608) 275-4924
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended September 30, 2024.

Section 1 - Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
As contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report for the reporting period from January 1 to December 31, 2024 is provided as an Exhibit to this Form SD and is available on our website at https://spectrumbrands.com/about-us/our-company/global-sustainability-statement.html.
Our website is not incorporated by reference and should not be considered part of this Form SD or our Conflict Minerals Report.
Item 1.02. Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01. Resource Extraction Issuer Disclosure and Report.
Not applicable
Section 3 - Exhibits
Item 2.01. Exhibits
The following exhibit is filed as part of this report:

Exhibit No.	Exhibit
1.01	Conflict Minerals Report pursuant to Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2025
SPECTRUM BRANDS HOLDINGS, INC.

	By:	/s/ Ehsan Zargar
Name: Ehsan Zargar
Title: Executive Vice President, General Counsel and Corporate Secretary
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